FORM U-6B-2
                   CERTIFICATE OF NOTIFICATION
    under the Public Utility Holding Company Act of 1935 ("Act")

     PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1.  Type of security:  Promissory note ("Note").

2   Issue, renewal or guaranty:  Issuance.

3   Principal amount:  $35,000,000.

4   Annual rate of interest:  Variable.

5   Date of issue:  February 26, 1997.

6   Date of maturity:  April 1, 2022, subject to prior redemption.

7   Name of acquiree of Note:  the City of Princeton, Indiana ("City").

8. Collateral: Irrevocable direct-pay letter of credit issued by Morgan Guaranty Trust Company of New York ("Bank") expiring on February 1, 2002 unless terminated or extended. PSI will reimburse the Bank for all amounts drawn under the letter of credit.

9. Consideration received for the Note: Loan by the City to PSI in an equal aggregate principal amount of the proceeds from the issue and sale on February 26, 1997 of the City's Pollution Control Revenue Refunding Bonds, 1997 Series (PSI Energy, Inc. Project).

10. Application of proceeds of the Note: Redemption of the City's $35,000,000 7.60% Pollution Control Refunding Revenue Bonds, 1987 Series (Public Service Company of Indiana, Inc. Project C), dated as of March 15, 1987, which refunded the City's 12.75% Pollution Control Revenue Bonds 1982 Series B (Public Service Company of Indiana, Inc. Project C), which were issued to finance PSI's portion of the costs of acquiring and constructing PSI's 50.05% undivided interest in certain pollution control and solid waste disposal facilities at Unit 5 of PSI's Gibson Generating Station in Gibson County, Indiana.

11. Exemption claimed:  Rule 52(a).


                             PSI ENERGY, INC.


                             By:  /s/ William L. Sheafer
                             Treasurer

Dated:   March 4, 1997